Bradley Pederson Direct Dial: (612) 672-8341 Direct Fax: (612) 642-8341 Bradley.pederson@maslon.com

April 2, 2018

VIA EDGAR

Ms. Megan Miller Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management, Disclosure and Review Office 3 World Financial Center New York, NY 10281

Re:	Mill City Ventures III, Ltd. (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2016 (the “Report”)

Dear Ms. Miller:

This letter responds on behalf of the Company to your comments via conference call on February 28, 2018, with respect to the Report filed by the Company with the Commission. To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses.

1.	The net asset value per share should be set forth on the face of the balance sheet in accordance with Regulation S-X 6-04.19.

RESPONSE: The Company has reviewed Regulation S-X 6-04.19, and will include the net asset value per share on the face of the balance sheet in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

2.	The value of the Company’s 100,000 shares of Mix 1 Life, Inc. common stock reflects a 20% discount for the restricted nature of the securities. Clarify why this is a Level 2 investment.

RESPONSE: As set forth in Note 7 of the Company’s Audited Financial Statements included in the Report, the fair value of the Company’s assets are categorized into one of the following three hierarchy levels:

• Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

• Level 2: Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

• Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances

Ms. Megan Miller Staff Accountant Securities and Exchange Commission Page 2 April 2, 2018

Mix 1 Life common stock is a publicly-traded security, making Level 3 inappropriate to value the asset. The Mix 1 Life common stock owned by the Company is a restricted security, however, and cannot be readily sold in any active market. Consequently, although a public market exists for Mix 1 Life common stock, a public market does not exist for restricted Mix 1 Life common stock that is held by the Company and there are no observable inputs for the same security in an active market as a Level 1 asset. However, the Company considered sales of unrestricted Mix 1 Life common stock as a similar asset in an active market as a Level 2 asset.

3.	Please include a statement in the footnotes to the financial statements that the Company follows accounting and reporting guidance for investment companies as required by ASC 946-10-50-1.

RESPONSE: The Company understands the comment, and the Company will include the required statement set forth in ASC 946-10-50-1 in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

4.	Please include the disclosures for Level 3 investment securities set forth in ASC 820-10-55-103.

RESPONSE: The Company understands the comment, and the Company will include the required disclosures set forth in ASC 820-10-55-103 in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

5.	Please include the disclosures required under ASC 820-10-50-2G.

RESPONSE: The Company understands the comment, and the Company will include the required disclosures set forth in ASC 820-10-50-2G in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

6.	Note 11 to the Financial Statements (Financial Highlights) only include four years, but five years are required.

RESPONSE: The Financial Highlights only include four years because the Company had no activity as a business development company for more than four years as of December 31, 2016. The Company will include five years of Financial Highlights in its Form 10-K being for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

7.	Pursuant to Item 4 of Form N-2, General Instruction No. 13, please include the total investment return as part of Note 11 to the Financial Statements (Financial Highlights).

Ms. Megan Miller Staff Accountant Securities and Exchange Commission Page 3 April 2, 2018

RESPONSE: The Company understands the comment, and the Company will include the total investment return as part of its Financial Highlights notes to its Financial Statement in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

8.	The notes to the Financial Statements should include the tax cost of the investments in accordance with Regulation S-X 6-03(h)(2). Disclose the tax costs for the fiscal year ended December 31, 2016.

RESPONSE: The Company understands the comment, and the Company will include the tax cost of the investments in accordance with Regulation S-X 6-03(h)(2) in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

At December 31, 2016, the Company’s estimated net unrealized loss for federal tax purposes was $211,630, based on a tax cost basis of $9,543,383. At December 31, 2016, the Company’s estimated aggregate gross unrealized gain for federal income tax purposes was $1,927,115, and the estimated aggregate gross unrealized loss for federal income tax purposes was $2,138,745.

9.	Consider removing or revising Footnote 8 to the Financial Statements (Minimum Asset Coverage).

RESPONSE: The Company has reviewed the footnote and will update the footnote in in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission to clarify that the Company has no debt as opposed to an asset coverage ratio of 100%, until such time as the footnote would no longer be accurate.

10.	Disclose the net change in appreciation or depreciation, as applicable, of Level 3 investment securities by class in accordance with ASC 820-10-50-2.

RESPONSE: The Company understands the comment, and the Company will disclose the net change in appreciation or depreciation, as applicable, of Level 3 investment securities by class in accordance with ASC 820-10-50-2, in its Form 10-K for the year ended December 31, 2017 and its other future periodic reports filed with the Commission.

* * * * *

As requested in our conference call, the Company hereby acknowledges as follows:

[1]	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

[2]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3]	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Megan Miller Staff Accountant Securities and Exchange Commission Page 4 April 2, 2018

Should you have additional comments or questions, please direct them to the undersigned by telephone at (612) 672-8341, by fax at (612) 642-8341, or by email at bradley.pederson@maslon.com.

Very truly yours,

/s/ Brad Pederson

Brad Pederson

cc:	Joseph A. Geraci, II

Douglas M. Polinsky

Daniel Ryweck

Chris Cattoor (Baker Tilly Virchow Krause, LLP)